SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C.  20549


                         SCHEDULE 13D


           Under the Securities Exchange Act of 1934
                     (Amendment No.  N/A)*


                      Thomas Nelson, Inc.
                     ---------------------
                        (Name of Issuer)


                     Class B Common Stock
                     --------------------
                (Title of Class of Securities)


                           640376208
                     --------------------
                        (CUSIP Number)



                       Charles Z. Moore
          501 Nelson Place, Nashville, TN  37214-1000
                        (615) 889-9000
                     --------------------
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notice and Communications)

                        January 1, 1999
                     ---------------------
    (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP NO. 640376208           13D                Page 2 of 5
==============================================================
     NAME OF REPORTING PERSON
1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Charles Z. Moore
     SSN ####-##-####
--------------------------------------------------------------
     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2
     Not applicable                               (a)  [    ]
                                                  (b)  [    ]
--------------------------------------------------------------
     SEC USE ONLY
3
--------------------------------------------------------------
     SOURCE OF FUNDS
4
     00/NA
--------------------------------------------------------------
     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
5                                                      [    ]
--------------------------------------------------------------
     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     United States of America
--------------------------------------------------------------

                         SOLE VOTING POWER
                    7    92,080 shares of Class B Common Stock

      NUMBER OF          -------------------------------------
       SHARES            SHARED VOTING POWER
    BENEFICIALLY    8    6,161 shares of Class B Common Stock
      OWNED BY
        EACH
      REPORTING          -------------------------------------
       PERSON            SOLE DISPOSITIVE POWER
        WITH        9    91,879 shares of Class B Common Stock

                         -------------------------------------
                         SHARED DISPOSITIVE POWER
                    10   6,362 shares of Class B Common Stock

--------------------------------------------------------------
     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
11   98,241 shares of Class B Common Stock, consisting of
     62,705 shares of Class B Common Stock held directly, 6,161 shares of Class B Common Stock held indirectly, and options to purchase 29,375 shares of either Common Stock or Class B Common Stock (right to acquire) that are vested or will vest within 60 days of the date hereof.
--------------------------------------------------------------
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
12   N/A                                             [    ]

--------------------------------------------------------------
     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13   8.1% Class B Common Stock
--------------------------------------------------------------
     TYPE OF REPORTING PERSON

14   Individual
--------------------------------------------------------------



Date:    2/12/99                                Page 3 of 5
==============================================================

     Item 1.  Security and Issuer.

     This Schedule 13D relates to the the Class B Common Stock, par value $1.00 per share (the "Class B Common Stock"), of Thomas Nelson, Inc., a Tennessee corporation (the "Issuer"). The principal executive offices of the Issuer are located at 501 Nelson Place, Nashville, Tennessee 37214-1000.

     Item 2.  Identity and Background.

     (a)  Charles Z. Moore.

     (b)  501 Nelson Place, Nashville, Tennessee 37214-1000

     (c)  Senior Vice President, Thomas Nelson, Inc., 501
          Nelson Place, Nashville, Tennessee 37214-1000.

     (d)  N/A

     (e)  N/A

     (f)  United States.

     Item 3.  Source and Amount of Funds or Other
     Consideration.

     This Schedule 13D is filed to reflect Mr. Moore's beneficial ownership of Class B Common Stock of the Issuer, including beneficial ownership resulting from the vesting of certain stock options issued pursuant to the Issuer's 1986 Stock Incentive Plan and 1992 Employee Stock Incentive Plan. These option grants were awarded by the Compensation Committee of the Board of Directors of the Issuer pursuant to the Issuer's 1986 Stock Incentive Plan and 1992 Employee Stock Incentive Plan as long-term incentive compensation.

     Item 4.  Purpose of Transaction.

     Mr. Moore holds shares of Class B Common Stock described herein for investment purposes, but has no present plans or proposals that would result in or relate to any of the trans-actions described in subparagraph (a) through (j) of Item 4 of Schedule 13D.

     Item 5.  Interests in Securities of the Issuer.

     (a) Mr. Moore beneficially owns 8.7% (8.1% with sole dispositive power) of the Class B Common Stock of the Issuer, or 98,241 shares of Class B Common Stock, consisting of 62,705 shares of Class B Common Stock held directly, 6,161 shares of Class B Common Stock held indirectly, and options to purchase 29,375 shares of either Common Stock or Class B Common Stock (right to acquire) that are vested or will vest within 60 days of the date hereof.

     (b) Mr. Moore beneficially owns the following number of shares with:

          Class B Common Stock:
          ---------------------
          Sole Voting Power:  92,080 shares of Class B Common
                              Stock
          Shared Voting Power:  6,161 shares of Class B Common
                              Stock
          Sole Dispositive Power:  91,879 shares of Class B
                              Common Stock
          Shared Dispositive Power:  6,362 shares of Class B
                              Common Stock

     Shared Voting Power: voting power with respect to the 2,490 shares of Class B Common Stock beneficially owned is shared with Mr. Moore's spouse, Elaine Moore, whose address is 5106 Pheasant Run Trail, Brentwood, Tennessee, 37027. Mrs. Moore is a home-maker and a citizen of the United States. Mrs. Moore has no disclosures pursuant to Item 2(d) and (e).

     Shared Dispositive Power: Mr. Moore shares dispositive power with respect to 3,790 shares of Class B Common Stock des-cribed immediately above with his spouse, Elaine Moore. Mr. Moore shares dispositive power with respect to 2,371 shares of Class B Common Stock beneficially owned and held by Transcontinental Industries, Inc. ("Transcontinental"). Mr. Moore is the President of Transcontinental and has the power to make investment decisions over its assets. Transcontinental is a Tennessee corporation whose principal business is forest products and related invest-ments. The address of Transcontinental's principal office is P.O. Box 40352, Nashville, Tennessee, 37204-0352. Mr. Moore shares dispositive power with respect to 201 shares of Class B Common Stock beneficially owned and held in the Thomas Nelson Employee Stock Ownership Plan (the "ESOP"). The ESOP Trustee is Merrill Lynch Trust Company of Florida (the "Trustee"), a Florida corporation whose principal business is investment and brokerage services. The address of the Trustee's principal office is 50 North Laura Street, Suite 3650, Jacksonville, Florida, 32202. To Mr. Moore's knowledge, Transcontinental and the Trustee have no disclosures pursuant to Item 2(d) and (e).

     (c)  N/A

     (d)  N/A

     (e)  N/A

     Item 6.  Contracts, Arrangements, Understandings, or
Relationships with Respect to Securities of the Issuer.

     Mr. Moore's beneficial ownership of the Issuer's Class
B Common Stock includes the right to acquire 9,375 shares and 20,000 shares of Common Stock or Class B Common Stock upon the exercise of options granted under the Issuer's 1986 Stock Incentive Plan and 1992 Employee Stock Incentive Plan, respec-tively.

     Item 7.  Material to be filed as Exhibits.

     N/A


Date:    2/12/99                              Page 5 of 5
==============================================================


                           SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 BY:   /s/ Charles Z. Moore
                                     -----------------------
                                         Charles Z. Moore



Date:  February 12, 1999
     --------------------